SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725 WEB  WWW. SRFF.COM

July 23, 2008

BY EDGAR AND
FACSIMILE TRANSMISSION 202-772-9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:   Jennifer O’Brien, Esq.
      Mail Stop 7010

Re:        Pegasi Energy Resources Corporation  (the “Company”)
Registration Statement on Form S-1
File No. 333-149241 (the “Registration Statement”)

Dear Ms. O’Brien:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 3 to the Company’s registration statement on Form S-1 (the “Registration Statement”) that was filed on February 14, 2008.

By letter dated July 18, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on Amendment No. 2 to the Registration Statement.  Following are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Consolidated Balance Sheets, page F-3

1.   We have given further consideration to your presentation of the accrual for liquidated damages under the registration rights agreement within ‘Commitments and contingencies.’  Based on your disclosure in footnote 16, it appears your accrual for liquidated damages is covered by the guidance in FSP 00-19-2, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FAS 5.  As such, please modify your presentation here and in your quarterly statement on page F-34 to present this accrual as a liability.  In addition, please expand your disclosures to include the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued), as required by paragraph 12(c) of FSP 00-19-2.

For future reference, please note the caption ‘Commitments and Contingencies’ on the face of the balance sheet is required under Rule 5-02(25) of Regulation S-X, except when these liabilities are not significant.  However, when the caption is included on the balance sheet, the amount column should be left blank and not indicated with a dash (-), because the dash might be interpreted to mean that there are no commitments or contingent liabilities.

The Company has modified the presentation within its consolidated balance sheets to include the liquidated damages accrual as a liability within current liabilities.  The Company has also expanded its disclosures related to contingent liabilities to disclose the maximum potential amount of consideration, undiscounted, that the Company could be required to transfer under the registration payment arrangement (no shares may be required to be issued under the arrangement), as required by paragraph 12 (c) of FSP 00-19-2.

The Company has removed the dash from the amount columns under the ‘Commitments and Contingencies’ caption and added a footnote reference to the disclosures related to its commitments and contingencies.

Note 3, Restatement of Consolidated Financial Statements, page F-12

2.   We note from your response to our prior comment number six and related disclosure your inclusion in the 2006 Consolidated Balance Sheets an amount for ‘Minority interest liability’ totaling $165,581, and the 2006 ‘Gain on minority interest’ totaling $175,968 on the Consolidated Statement of Operations.  Please tell us and expand your disclosure to explain what these amounts represent and the reason for the 2007 adjustment to additional paid-in capital for minority interest, totaling $257,942.

The Company advises the Staff that the minority interest liability totaling $165,581 at December 31, 2006 represents Marion Energy, Inc.’s 30% interest in 59 Disposal’s partnership capital.  The 2006 gain on minority interest represents Marion Energy Inc.’s proportionate share of the partnership losses.  In 2007, 59 Disposal incorporated and resultantly recognized a $165,581 reduction to additional paid-in capital and a reduction to the minority interest liability in the same amount.  The Company has provided a schedule attached hereto as Annex A showing its calculation of the minority interest liability for clarification purposes as an attachment to the response letter.

The comment letter indicates that the Company reflected a $257,942 adjustment to additional paid-in capital on its consolidated statements of changes in stockholders’ equity for minority interest.  It appears that the Staff inadvertently included the amount of ‘Capital distributions’ in its comment as the adjustment for minority interest.  The adjustment for minority interest was $165,581 as indicated above.

The Company has expanded its disclosures in Note 3 to provide the above explanation.

3.   It appears the effect on basic and diluted net loss per share has been inadvertently excluded from the 2007 table on page F-14.  Please add this disclosure or otherwise advise.

The Company advises the Staff that basic and diluted net loss per share did not change as a result of the restatement, due to the small impact the restatement had on the Company’s 2007 earnings.  However, the Company has provided a disclosure to clarify basic and diluted earnings per share did not change as a result of the restatement.

Supplemental Oil and Gas Data, page F-31

Costs Incurred

4.   We have considered your response to prior comment number nine and are unable to agree with your interpretation of the February 24, 2004 sample letter sent to oil and gas producers regarding FAS 69 and FAS 154.  In this regard, the letter indicates that asset retirement obligations should be included in the information required under this heading; however, the letter does not indicate that such information should be shown as a separate component of costs incurred.  As such, we continue to believe you should modify your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed in paragraph 21 and Illustration 2 of FAS 69.

The Company has modified the presentation of its costs incurred disclosure to include asset retirement costs within development costs.

In addition, on July 23, 2008, we received the following telephone comments from the Staff’s petroleum engineer, Ron Winfrey:

5.           Please identify the engineer in the prospectus.

The Company has added a paragraph under Experts disclosing the engineer’s identity.  See page 44 of the Registration Statement.

6.           Annex B to your response letter (that contains the Company’s Reserve Report as of December 31, 2007) should be stated in barrels (not, as currently, in dollars).

The Company has revised Annex B by deleting the dollar signs that had previously been included inadvertently.

7.           Please clarify whether 70% working interest in Annex B or whether the numbers in that column should have been stated in terms of revenue interest.

The Company has added language under the caption to the columns to clarify that the working interest figures are stated net of royalty and overriding royalty interest.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,
/s/Louis A. Brilleman

ANNEX A

59 Disposal
Partners' Capital Rollforward
2005 and 2006

	59 Disposal
	TOTAL	PERC		Marion Energy Ltd
	Partners' Capital	Partners' Capital		Partners' Capital

	PY	x 70	% *	x 30	% *
Balance at January 1, 2005	$-	$-		$-

Capital contributions	319,707	223,795		95,912

Net loss	(606,688)	(424,682)		(182,006)

Balance at December 31, 2005	(286,981)	(200,887)		(86,094)

Capital contributions	838,363	496,814		341,549

Net loss	(299,580)	(209,706)		(89,874)

Balance at December 31, 2006	$251,802	$86,221		$165,581

Represents ownership interest *

ANNEX B

Pegasi Energy Resources
Reserve Report
Prepared by James E. Smith & Associates, Inc.
310 S. Vine Avenue
Tyler, Texas 75702
As of Date: 12/2007

		PERC'S
	100% WI	70% WI
	(Net of royalty and	(Net of royalty and
	overriding royalty interest)	overriding royalty interest)

Proved developed producing oil reserves (bbls)	46,700	32,690
Proved developed behind-pipe oil reserves (bbls)	256,356	179,449
Proved undeveloped oil reserves (bbls)	347,045	242,932
Total proved developed & undeveloped oil reserves (bbls)	650,101	455,071

Proved developed producing gas reserves (mcf)	1,009,655	706,759
Proved developed behind-pipe gas reserves (mcf)	7,412,932	5,189,052
Proved undeveloped gas reserves (mcf)	8,140,410	5,698,287
Total proved developed & undeveloped gas reserves (mcf)	16,562,997	11,594,098

Total proved developed & undeveloped equivalent bbls	3,410,601	2,387,420

Total proved developed oil reserves	46,700	32,690

Total proved developed gas reserves	1,009,655	706,759
		-
Proved developed producing future cash inflows	$9,558,942	$6,691,259
Proved developed behind-pipe future cash inflows	62,274,656	43,592,259
Proved undeveloped future cash inflows	74,375,695	52,062,987
Total future cash inflows	$146,209,293	$102,346,505

Proved developed producing future production costs	$3,824,433	$2,677,103
Proved developed behind pipe future production costs	15,576,113	10,903,279
Proved undeveloped future production costs	17,487,324	12,241,127
Total future production costs	$36,887,870	$25,821,509

Proved developed producing future development costs	-	-
Proved developed behind-pipe future development costs	$3,900,000	$2,730,000
Proved undeveloped future development costs	7,800,000	5,460,000
Total future development costs	$11,700,000	$8,190,000

Proved developed producing future net revenue	$5,734,508	$4,014,156
Proved developed behind-pipe future net revenue	42,798,551	29,958,986
Proved undeveloped future net revenue	49,088,375	34,361,863
Total future revenue, net	$97,621,434	$68,335,005

Proved developed producing discounted future net revenue	$3,541,676	$2,479,173
Proved developed behind pipe-discounted future net revenue	12,713,671	8,899,570
Proved undeveloped discounted future net revenue	7,174,957	5,022,470
Total discounted future net revenue	$23,430,304	$16,401,213